10. Change in Independent Registered Public Accounting Firm Effective, December 10, 2014 BBD was appointed as the DAX Germany Fund's independent registered public accounting firm for the
2015 fiscal year. The selection of BBD was recommended by the Trust's Audit Committee, comprised of all non-interested Trustees, and was approved by the Board.
McGladrey LLP, served as the predecessor independent registered public accounting firm of the financial statements of the Fund. The selection of BBD does not reflect any disagreement with the prior auditor.